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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)


                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 15)


                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

     Gavin B. Grover, Esq.                   Carla Hamre Donelson, Esq.
    Morrison & Foerster LLP                        General Counsel
     425 Market Street San                           Verio Inc.
     Francisco, California              8005 South Chester Street, Suite 200
      94105(415) 268-7000                     Englewood, Colorado 80112
                                                   (303) 645-1900

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  This Amendment No. 15 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, Amendment No. 2 thereto filed with the SEC on June 13, 2000, Amendment No. 3 thereto filed with the SEC on June 15, 2000, Amendment No. 4 thereto filed with the SEC on June 20, 2000, Amendment No. 5 thereto filed with the SEC on June 30, 2000, Amendment No. 6 thereto filed with the SEC on July 14, 2000, Amendment No. 7 thereto filed with the SEC on July 20, 2000, Amendment No. 8 thereto filed with the SEC on July 28, 2000, Amendment No. 9 thereto filed with the SEC on August 1, 2000, Amendment No. 10 thereto filed with the SEC on August 3, 2000, Amendment No. 11 thereto filed with the SEC on August 11, 2000, Amendment No. 12 thereto filed with the SEC on August 16, 2000, Amendment No. 13 thereto filed with the SEC on August 18, 2000, and Amendment No. 14 thereto filed with the SEC on August 22, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus all accumulated and unpaid dividends on each share of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer (as defined below), net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 8. Additional Information.

  Item 8, subsection "Exon-Florio Amendment" of the Schedule 14D-9 is hereby amended and supplemented by the following:

    On August 23, 2000, NTT Communications and Verio were advised that the President of the United States has determined to take no action pursuant to the Exon-Florio Amendment to suspend or prohibit the acquisition of Verio by NTT Communications.

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

  Exhibit No.   Description
  -----------   -----------
  (a)(1)(U)     Joint Press Release of NTT Communications and the Company,
                dated August 24, 2000*

  (a)(1)(V)     Amendment to the Offer to Purchase, dated August 24, 2000*

* Incorporated by reference to Amendment No. 16 to the Tender Offer Statement on Schedule TO, dated August 24, 2000, filed by Chaser Acquisition, Inc., NTT Communications Corporation and Nippon Telegraph and Telephone Corporation.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2000.                            /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                                Chief Executive Officer and
                                                          Director

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